EXHIBIT 12
                      BORG-WARNER SECURITY CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (millions of dollars)


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                                                                Year Ended December 31,
                                      ----------------------------------------------------------------------------
                                                                                                            1996
                                       1992           1993         1994        1995         1996         Pro Forma
                                      ------         ------       ------      ------       ------        ---------

Earnings before income
 taxes........................         $29.3          $51.3        $10.6       $15.3        $23.4           $26.9
Fixed charges.................          51.8           57.0         57.3        64.6         65.5            49.9
Total earnings................         $81.1         $108.3        $67.9       $79.9        $88.9           $76.8

Ratio of earnings to fixed
 charges......................           1.6x           1.9x         1.2x        1.2x         1.4x            1.5x

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Note:   For the purpose of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, and amortization of debt issuance costs and debt discount. The calculation for the year ended December 31, 1993 excludes the non-recurring elimination of excess purchase price over net assets acquired.

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